SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): January 28, 2004



DIEBOLD, INCORPORATED

(Exact name of registrant as specified in its charter)

Ohio	1-4879	34-0183970
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5995 Mayfair Road, P.O. Box 3077, North Canton, Ohio	44720-8077
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (330) 490-4000

TABLE OF CONTENTS

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

On January 28, 2004 Diebold, Incorporated issued a news release announcing its results for the full year and fourth quarter of 2003. The news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of Diebold, Incorporated dated January 28, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DIEBOLD, INCORPORATED

Date: January 28, 2004

By: /s/ Gregory T. Geswein

Gregory T. Geswein
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)